EMI

RECEIVED

2006 DEC 13 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

4th December, 2006.

Attn: Filing Desk - Stop 1-4

06019178

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 30th November 2006, I enclose one copy of the following item that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 4th December 2006, confirming that:

- HBOS plc and its subsidiaries no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each, and;
- Barclays PLC and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 28th November 2006, held 24,626,723 shares, being 3.08% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

12/19

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/107

Regulatory News Service

4th December, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by:

(a) HBOS plc in a letter dated 29th November 2006 and received by post on 4th December 2006 that, as at 29th November 2006, HBOS plc and its subsidiaries ceased to have a notifiable material interest in EMI Group plc Ordinary Shares of 14p each; and;

(b) Barclays PLC, in a letter dated 30th November 2006 and received by post on 4th December 2006, that Barclays PLC and its subsidiaries increased their holdings such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th November 2006, held 24,626,723 shares, being 3.08% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

30th November, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 29th November 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 30th November 2006, confirming that The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th November 2006, held 32,671,642 shares, being 4.09% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/106

Regulatory News Service

30th November, 2006.

EMI GROUP PLC

Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 30th November 2006, that, as at 28th November 2006, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 32,671,642 shares, being 4.09% of the shares in issue. We were further notified that, of these shares:

(a) 5,311,396 arose from an interest held by Goldman, Sachs & Co., a wholly owned direct subsidiary of The Goldman Sachs Group, Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Ltd; and,

(b) 27,360,246 arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of The Goldman Sachs Group, Inc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

RECEIVED

2006 DEC 13 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

29th November, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 24th November 2006, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 27th November 2006, confirming that HBOS plc has decreased its material interests in EMI Group plc Ordinary Shares of 14p each and, as at 23rd November 2006, held 30,362,593 shares, being 3.80% of the shares in issue;

(b) an announcement, dated 28th November 2006, confirming that the Company has received a preliminary approach which may, or may not, lead to an offer being made for the Company

(c) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 28th November 2006, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 28th November 2006; and,

(d) an announcement, dated 29th November 2006, advising that the document noted in the letter referred to in paragraph (e) below has been submitted to the UK Listing Authority.

I also enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(e) a letter, dated 29th November 2006, submitting to the UK Listing Authority copies of the letter sent to the Company's shareholders, under Rule 2.6 of the City Code.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/102

Company Announcements Office,
London Stock Exchange.

27th November, 2006.

EMI GROUP PLC
<u>Holding in Company</u>

As required by Listing Rule 9.6.7, the Company advises that it has been informed by HBOS plc, in a letter dated 23rd November 2006 and received by mail on 27th November 2006, that HBOS plc and its subsidiaries have decreased their material interests in EMI Group plc Ordinary Shares of 14p each and, as at 23rd November 2006, had an interest in 30,362,593 shares, being 3.80% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

News Release

FOR IMMEDIATE RELEASE

ER 06/103

Statement re preliminary approach

London, 28 November 2006

EMI Group plc ('EMI' or the 'Company') has noted the recent movement in its share price.

EMI announces that it has, this morning, received a preliminary approach for the Company which may or may not lead to an offer being made for the Company.

A further announcement will be made if required.

Enquiries

EMI Group plc		
Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625
Brunswick Group LLP		
Patrick Handley		+44 20 7404 5959

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of the Company, all "dealings" in any "relevant securities" of the Company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the Company, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the Company by the offeror or the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/104

Regulatory News Service

28th November 2006.

EMI GROUP PLC

Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 28th November 2006, it had the following relevant securities (within the meaning of the City Code) in issue:

- 799,749,798 ordinary shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Susie Bell	Investor Relations	+44-(0)20-7795-7971
Sonia Shah	Investor Relations	+44-(0)20-7795-7625

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/105

Regulatory News Service

29th November, 2006.

EMI GROUP PLC
<u>Document re Rule 2.6 Letter</u>

Copies of a letter sent to the Company's shareholders on 29th November 2006, in accordance with Rule 2.6 of the City Code on Takeovers and Mergers, have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000). The letter provided a copy of the announcement issued by the Company with respect to a preliminary approach for the Company

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

29th November, 2006.

Dear Sirs,

EMI Group plc

In compliance with Listing Rule 9.6.1, I enclose two copies of a letter that was sent today (Wednesday 29th November 2006) to EMI Group plc's shareholders in accordance with Rule 2.6 of the City Code on Takeovers and Mergers. The letter provides a copy of the announcement issued by the Company with respect to a preliminary approach for the Company.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

L-UKLA.doc

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

If you have sold or transferred your Ordinary Shares in EMI Group plc, please send this document at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

28 November 2006

Dear Shareholder

There are certain matters that we are required to bring to your attention under Rule 2.6 of the City Code on Takeovers and Mergers following the recent movement in the Company's share price.

We have issued the following statement regarding these matters via the Regulatory News Service on 28 November 2006.

"**Statement re preliminary approach**

London, 28 November 2006

EMI Group plc ('EMI' or the 'Company') has noted the recent movement in its share price.

EMI announces that it has, this morning, received a preliminary approach for the Company which may or may not lead to an offer being made for the Company.

A further announcement will be made if required."

Although the announcement has put the Company into what is known as an "offer period" there can be no certainty that an offer will in fact be made. We will make further announcements if and when appropriate. In the meantime, you are not required to take any action.

Yours sincerely

E L Nicoli
Chairman

Sent under Rule 2.6 of the City Code on Takeovers and Mergers (the "Code").

The Directors of EMI Group plc accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this letter in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this letter come should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This letter and its attachments do not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this letter or its attachments or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of the Company, all "dealings" in any "relevant securities" of the Company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the Company, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the Company by the potential offeror or the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.